Cosmos Holdings Inc. f/k/a Prime Estates and Developments, Inc.

January 3, 2014

Jennifer Gowetski, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Prime Estates and Developments, Inc.
Form 8-K/A
Filed November 14, 2013
File No. 000-54436

Dear Ms. Gowetski,

We have filed a further amended Form 8-K/A to the above-captioned Form 8-K/A.

The table setting forth responses to our comments on Form 8-K is attached.

We further confirm:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter or anything else related to this filing, please do not hesitate to contact the undersigned.

Thank you for our consideration.

Sincerely,

PRIME ESTATES & DEVELOPMENTS, INC.

By:	/s/ Dimitrios Goulielmos
Dimitrios Goulielmos, President

COMMENT NUMBER	RESPONSE
1
We now disclose in MDA – Liquidity and Capital Resources/Revenue Recognition, the following:

At September 30, 2013, we had € 358,583 ($501,217) in cash and negative working capital of $903,231. As of September 30, 2013, we had cash of $500,240 provided by operations that we have not recognized.

In fact, it was reported in our Form 8-K filed November 25, 2013 that our former accountant resigned on November 20, 2013 as a result of “being unable to substantiate revenue.” At the date of the prior accountants resignation, we did not fully understand the implications of GAAP requirements for recognizing revenue. We now know and fully understand that just because we know the job has been done and the money has been collected and deposited into our bank account does not mean we can recognize. We learned that GAAP requires more. Specifically we now understand that to recognize revenue on our financial statements, we must be able to provide our auditor with the following to meet GAAP requirements for revenue recognition:

	1.	Our price to our customer be fixed or determinable
	2.	Persuasive evidence of an arrangement exists between us and our customer
	3.	Delivery has occurred or services have been rendered
	4.	Collectability is reasonably assured

Our records with our two customers and our one vendor/supplier of services to date were not sufficient to satisfy all of the four requirements.

Specifically, Amplerissimo did not have proper written documentation of each transaction for services it rendered to its clients to satisfy all the revenue recognition criteria required by US GAAP. This documentation includes written purchase orders and confirmations that services had been completed in full. In addition, Amplerissimo’s customers were new, with very few payments made by them, and therefore collectability was not reasonably assured for the purposes of GAAP.

The reason this happened is that all of Amplerissimo’s business agreements with its one supplier and two customers were set up well before Amperlissimo ever considered that it would become an SEC reporting company and that it had to meet the above requirements to recognize revenue. In order to address this issue, we have taken, are taking and will in the future continue to take the following actions:

	1.	We are currently working with our new auditor to obtain the documentation needed from our supplier and two customers. Our SEC legal counsel is monitoring this entire process for us to make sure we do everything we need to do to supply all information necessary to recognize revenue under the above GAAP requirements and that the auditors are supplied with all information requested on a timely basis.

		a.	All confirmations are being sent out directly by our auditor to our clients and vendor and are being received back directly by the auditor from these clients and vendor.

		b.	We are not aware of any disputes with either of our two customers concerning amounts billed to date, neither has raised any objections to date and in fact some of our invoices for services render to them have in fact been paid, as described below.

	2.	We have put in place new procedures under which we will assure that all agreements entered into with either suppliers or customers provide that they will provide and we will obtain all information needed to recognize revenue under these new agreements in accordance with the GAAP requirements set forth above.

In reality, the inability to recognize revenue on our financial statements may hurt current shareholders or future investors in that cash we have in the bank and accounts receivable from customers will not show on our financial statements.

As of how this impacts our business operations, in terms of having cash to fund our operations this does not much affect us. This is because even though revenue is not being booked on our financial statements it is still in our bank account and we believe we are free to spend this revenue to support our operations. Further, we are being diligent in taking all actions necessary such that the revenue can be recognized on our financial statements at the earliest dates possible. In addition, it impacts our business operations because, as stated in point 2 above, we have put in place new procedures under which we will assure that all agreements entered into with either suppliers or customers provide that they will provide and we will obtain all information needed to recognize revenue under these new agreements in accordance with the GAAP requirements set forth above.

2
We now disclose the following in Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As of October 25, 2013, the Board of Directors recommended, and holders of a majority of the voting power of our outstanding stock have voted, to approve the following:

An amendment to the Company’s Articles of Incorporation to: (a) change the Company’s name to Cosmos Holdings Inc., and (b) increase the authorized common stock from 200,000,000 shares, par value $0.001, to 300,000,000 shares of common stock, par value $0.001. We filed an Amendment to our Articles of Incorporation on November 14, 2013.

The reason for the name change was “The Board of Directors of the Company and the Majority Stockholders believe that it is advisable and in the Company’s best interests to authorize and approve the Name Change Amendment in order to more accurately reflect additions to the Company’s business focus to be more of a holding company starting with the acquisition of Amperlissimo Ltd. on September 27, 2013." However, we have no contracts, agreements of commitments to acquire any other company as of the date of this Form 8-K/A.

3	We have eliminated references to the Report on Form 10-K and included the relevant information directly in this 8-K/A.
4
In response to your letter dated October 30, 2013 noting that we had stated that no shareholder approval was required under Nevada law as the transaction was structured as a share exchange and not a merger and requesting a detailed legal analysis that supports this statement, counsel advises us as follows:

The relevant section of NV law applying to our share exchange is as follows:

NRS 92A.120 Approval of plan of merger, conversion or exchange for domestic corporation.

1.  After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity in the merger or conversion, or the board of directors of the domestic corporation whose shares will be acquired in the exchange, must submit the plan of merger, except as otherwise provided in NRS 92A.130 and 92A.180, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section.

Nevada law specifically enumerates those transactions for which shareholder approval is required. If Cosmos was being acquired as a matter of law, shareholder approval would have been required: The board of directors of the domestic corporation, whose shares will be acquired in the exchange, must submit … plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section.

Cosmos was not being acquired in the Share Exchange. Cosmos was the acquiring company and thus no shareholder approval was required. Therefore, it is our SEC counsel’s, Michael T. Williams, Esq., that under Nevada law as Cosmos was the acquiring company, no shareholder approval was required.

5
This entire section was rewritten as follows:

Amplerissimo Services

On September 27, 2013, Prime Estates and Developments, Inc. closed a reverse take-over transaction by which it acquired Amplerissimo, a private company located in Cyprus whose principal activities are the trading of products, providing representation, and provision of consulting services to various sectors as described below.

Amplerissimo provides its customers with various types of services under a Master Service Agreement, meaning the Agreement with the Customer lists a menu of services we provide and the customer picks the service it wants. These services include: data mining, statistical data analysis, research and analysis, negotiating services, credit risk analysis, credit management, conducting case studies, introduction services, e-commerce consulting, marketing management consulting, expansion strategies consulting, information systems consulting, and business management software consulting. The customer then submits a purchase order for a particular service on the menu. We agree with the customer on pricing and payment terms and we commence to provide the service to our customer. The price of the service varies with the type of service requested, the length of time for which the services is requested or will be required and the degree of difficulty in providing the services.

Amplerissimo does not deal directly with the end user or the ultimate recipient of the service provided. We rely on our customers to find clients that need the services we provide. When our customers find clients that need our services they will outsource the services to us to perform. We provide these services in three different capacities: we will either administer the service on our own; we will subcontract different aspects of the service and complete the remainder of the service ourselves; or we will outsource the entire project to a vendor. When we perform a service to the client of our customer, our customer will verify that the service has been provided in full and we in turn will bill our customer. Our payment is not dependent on whether or not our customer can collect from his client. When we bill our customer they are required to pay us under the terms outlined in our master services agreement. In the event we outsourced the work to one of our vendors, after we confirm with our customer that the service has been received we are required to pay our vendors regardless of whether or not our customer will pay us.

In general, our clients are not obligated to pay us until we have completed each project in full and we offer our clients up to six months to pay our invoice in full.

The menu of services that we provide in the Master Service Agreement is in the following areas

	●	Marketing management and expansion strategies - The scope of our marketing management and expansion strategies consulting service is to conduct research on specific marketing methods such as bulk SMS (short messaging services) and automated telemarketing, analyze directories with different demographics in different regions, screen different directory providers, and determine the optimal marketing approach for a specific product or service.

	●	Introductory and intermediation services - We introduce to our customers new clients and receive a percentage of sales from its transaction.

	●	Information systems and business management software - The scope of our information system and business management software consulting service is to remotely access a business systems and assess the integrity and capabilities of their current software and information systems, determine whether the systems or software are obsolete or can be updated or modified to perform properly, assess the risks of keeping existing systems, provide solutions such as bridging services and software patches, and determine proper integration methods for new software on current systems or replacing both the information systems and software.

	●	Credit risk and credit management - The scope of our credit risk and credit management consulting services is to provide credit risk research associated with doing business in different countries and across different industries, research the costs associated with insuring that risk, provide a statistical analysis of the credit management and credit risk insurance costs associated with the sale of products and services in different countries and industries, and provide guidance on the management of credit risk.

	●	Remote Online support and remote analysis of information and software systems - We provide remote online support services by providing guidance for technical issues and troubleshooting via telephone and e-mail, and when required, we remotely access our client’s computer systems and networks in order to resolve the technical issues associated with their software or information systems. We do not perform on site technical support services.

	●	Remote analysis of data and accounting software systems - This is a process by which we remotely log in to a client’s information systems and determine the deficiencies of both the information system and the software that manages them. Many outdated information management systems do not have the capacity to deliver real time data for management. We analyze the status of the current systems and recommend different ERP solutions that will meet management’s needs. We also assist in implementing new systems or integrating new software packages that can work with current information systems and produce real time data required by management to make decisions. In some instances we will have to provide bridging services that will allow us to extract data located on older systems and transfer them to the new systems we integrate.

	●	Technical analysis of our client’s telecommunications systems - This entails analyzing the condition of the systems they are currently using, proposing upgrades or replacements options, and assisting with the integration of new systems.

Although real estate will continue to be part of our operations after the closing of the acquisition, our focus will shift because we plan to make the company a holding company. A part of company’s investments will be real estate assets, or companies that own real estate assets, which we could acquire at opportunistic prices. We plan to have diversity in the businesses that we wish to acquire. Therefore, initially the company will provide a variety of services via its wholly owned subsidiary Amplerissimo, and will actively seek for real estate opportunities. In our new business prospects, the value and the potential use of real estate assets will play an important role in our decision to acquire other businesses.

Currently Amplerissimo has two clients and has two agreements that generally outline the services, time frames, pricing, payment, and other terms that the company has the ability to provide them. Currently, neither client has an outstanding request for services. The other parties to the master service agreements have no affiliation or relationship with us or any entity affiliated with us except under these Agreements. One agreement is for a term of 10 years commencing January 13, 2013. The other is for a term of 10 years commencing May 15, 2013. Both agreements are terminable by either party without penalty on six months’ notice. Nothing obligates our customers to purchase any services from us during the term of the agreements. These agreements are filed as exhibits to the Form 8-K/A on November 14, 2013, and you should refer to these agreements for a full explanation of the terms and conditions of each agreement.

6
In response to this comment, we have rewritten the relevant part of Liquidity and Capital Resources section referred to in these comments as follows:

All our costs, which we anticipate that we will incur in the next 12 months irrespective of business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, are estimated to be less than $300,000 annually, and are anticipated to be funded will be funded from cash generated from the operations of the company, or from debt or equity financing, or from a loan from management, to the extent that funds are available to do so. Management is not obligated to provide these or any other funds. If we fail to meet these requirements, we may lose the qualification for quotation and our securities would no longer trade on the over the counter bulletin board. Further, if we fail to meet these obligations and as a consequence we fail to satisfy our SEC reporting obligations, investors would then own stock in a company that does not provide the disclosure available in quarterly and annual reports filed with the SEC and investors may have increased difficulty in selling their stock as we will be non-reporting.

More specifically our anticipated cash uses for the next fiscal year irrespective of our business development activities are estimated to be less than $300,000 and are outlined as follows: Legal fees $60,000, Accounting and Auditing $130,000, SEC filing costs $4,000, Transfer Agent $3,600, Bank expenses $2,400, Office expenses 18,000, Salaries $60,000, other expenses up to $22,000.

We anticipate using the cash received and the cash that we will probably receive by our clients by the end of January 2014 to be sufficient in order for the company to be able to conduct its business in the upcoming year. The consulting expenses and other services in the amount of $490,478 represent the costs associated with providing our customers with services. As of the day of this filing we have not paid our consultant/supplier. Before the end of January 2014 we expect to have collected from our customers enough funds in order to be able to pay the total amounts owed to our consultant/supplier. Assuming that we manage to meet the US GAAP for revenue recognition, we also expect to have realized profits for the services we provided to our clients on our financial statements. On November 1, 2013 we had received from our clients for unpaid invoices €680,000 or about $907,000 and had in our bank account €623,902 or about $832,000. We believe that the funds that we have collected until the day of this filing will be sufficient to allow us to pay off the $490,478 of accounts payable that we incurred for consulting services that we received as of June 30, 2013.

See also response to Comment 1 above for addition changes made to this section.

7
In response to this comment, we have rewritten the relevant part of Liquidity and Capital Resources section referred to in these comments as follows:

Our consultant/supplier provides us with a variety of services including:

	●	Marketing management and expansion strategies

	●	Information systems and business management software

	●	Credit risk and credit management

	●	Remote Online support and remote analysis of information and software systems

	●	Remote analysis of data and accounting software systems

	●	Technical analysis of our client’s telecommunications systems

The terms of the services described above is that we pay our service provider within six months after they issue us invoices for their services. We were invoiced for these services on July 31, 2013, thus our obligation is to pay them off by the end of January 2014.

Until the day of this filing we have issued invoices to our clients for the total amount of € 6,427,947 or about $8,580,000. No accounts receivable had been recorded as of September 30, 2013 as the criteria for recognition of revenue had not been met as described in detail above.

Our independent auditors have indicated in their audit report for the years ended December 31, 2012 and 2011 that there is substantial doubt about our ability to continue as a going concern over the next twelve months.

8
We have rewritten the management resumes as follows:

Panagiotis Drakopoulos joined us as Secretary and Director upon formation. Since June 2006, he has been Director and President of Dynamic Investments Ltd., a business consulting firm. From June 2006 to July 2009 he was also Director of Sea Star Shipping SA, involved in the management of ships. Mr. Drakopoulos holds a Degree in Business Administration from the University of La Verne. Until 2003 he was working for seven years as CFO’s assistant in import-export companies located in Greece and another eight years in insurance and financial companies such as Schweiz Life and the ING Group. He contributes to the Board his financial, marketing, insurance and operation management expertise, as well as knowledge of our business since inception.

Konstantinos Vassilopoulos joined us as CFO and Director on January 5, 2013 and has continued in that capacity. From March 2012 to January 2013, he was Financial Analyst and Senior Administrator at Physician Cooperative, a Multi Specialty Medical & Wellness Centers. From November 2009 to March 2012, he was General Manager of Omega Restaurants. From November 2007 to May 2009, he was Manager of Mondoes American Bistro From December 2009 to date, he has been President of BMP Consulting Inc., a Business, Marketing, & Printing Consulting & Services company. From AMERICAN Intercontinental University in 2005 he received a B.A. – finance and accounting concentration, and from American Intercontinental University in 2006 he received an M.B.A. – Finance and Accounting Concentration. He contributes to the Board his financial, analytical and operational management capabilities and expertise.

Dimitrios Goulielmos joined us as CEO and Director on September 27, 2013. Since January 1991, he has been principal attorney at the law firm of Goulielmos D. & Partners. He contributes to the Board the benefits of his legal, academic, and business background. Mr. Goulielmos is a fourth generation attorney. He received his law degree with Excellency from the Aristotle University of Thessaloniki in 1988. He did post graduate studies for International transactions and Company law at Paris France and at the LSE of London, England. In 2004 he was elected Vice-president of EUROPECHE the organization that was established by the European Committee for the consultation and proposal of solutions in the sector of Community Fishery. The same year he was also elected as National representative of Hellas in the MEDISAMAK, the organization responsible for all Mediterranean countries, in the sector of Fishery. In year 2007 he was reelected as Vice-president of EUROPECHE. He is a member of the social dialogue group of ACFA, of EU on labor affairs. He is an honorary lifetime member of International Who's Who Historical Society. Mr. Goulielmos contributes to the Board his extensive experience in law, international deals, mergers, acquisitions, negotiations, international application of licenses, and real estate management.

9
We have revised the revenue recognition footnote as follows:

We consider revenue recognizable when persuasive evidence of an arrangement exists, the price is fixed or determinable, goods or services have been delivered, and collectability is reasonably assured. These criteria are assumed to have been met if a customer orders an item, the goods or services have been shipped or delivered to the customer, and we have sufficient evidence of collectability, such a payment history with the customer. Revenue that is billed and received in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided.

Our records with our two customers to date have not been sufficient to satisfy all of the four requirements. The company is working with our customer to obtain the necessary documents to satisfy the first three criteria for all transactions as well as the collection criteria for transactions we have not yet collected cash on. Furthermore, the company is establishing protocols whereby future transactions will include all documents necessary to recognize revenue at the time we complete our obligations for our customers.

Amplerissimo plans to provide its customers with various types of services under a Master Service Agreement, meaning the Agreement with the Customer lists a menu of services we provide and the customer picks the service it wants. These services will include: data mining, statistical data analysis, research and analysis, negotiating services, credit risk analysis, credit management, conducting case studies, introduction services, e-commerce consulting, marketing management consulting, expansion strategies consulting, information systems consulting, and business management software consulting. The customer will then submit a purchase order for a particular service on the menu. We will agree with the customer on pricing and payment terms and we commence to provide the service to our customer. The price of the service will vary with the type of service requested, the length of time for which the service is requested or will be required and the degree of difficulty in providing the services. Some of the services will be provided directly by our President and some will be provided by third-parties which our President locates and sub contracts to provide the services.
Amplerissimo does not deal directly with the end user or the ultimate recipient of the service provided. We rely on our customers to find clients that need the services we provide. When our customers find clients that need our services they will outsource the services to us to perform. We provide these services in three different capacities: we will either administer the service on our own; we will subcontract different aspects of the service and complete the remainder of the service ourselves; or we will outsource the entire project to a vendor. When we perform a service to the client of our customer, our customer will verify that the service has been provided in full and we in turn will bill our customer. Our payment is not dependent on whether or not our customer can collect from his client. When we bill our customer they are required to pay us under the terms outlined in our master services agreement. In the event we outsourced the work to one of our vendors, after we confirm with our customer that the service has been received we are required to pay our vendors regardless of whether or not our customer will pay us.

We have described the specific services rendered in 2013 above in Results of Operations -Six Months Ended June 31, 2013 and 2012.” Here is how we determine that these criteria are met for each of these services:

1.
Our price to our customer be fixed or determinable – There is a written Master Service Agreement signed with our client.  There is a written purchase order for a specifically defined service.  The price for the service is as written in the purchase order.  These written Master Service Agreements and purchase orders are made available to our auditor.

	2.	Persuasive evidence of an arrangement exists between us and our customer – When we meet Criterion 1 above, we meet this criterion.
3.
Delivery has occurred or services have been rendered – Our auditor sends out an independent confirmation directly to the customer and returned directly to the auditor to confirm this criterion is met.  It will not be deemed met until such written confirmation is received by the auditor.

4.
Collectability is reasonably assured – For now, given our limited history with our existing clients and for new clients, we deem this criterion is met when a customer sends us cash payment for an invoice, the cash is deposited in our bank account and the deposit can be independently confirmed by our auditor.

We use this same procedure for each type of services rendered. We do not have any other Revenue Recognition Policies or criteria. We do not have any disputes with our customers over any amount billed.

Our records with our two customers and our one vendor/supplier of services to date were not sufficient to satisfy all of the four requirements.

Specifically, Amplerissimo did not have proper written documentation of each transaction for services it rendered to its clients to satisfy all the revenue recognition criteria required by US GAAP. This documentation includes written purchase orders and confirmations that services had been completed in full. In addition, Amplerissimo’s customers were new, with very few payments made by them, and therefore collectability was not reasonably assured for the purposes of GAAP.

The reason this happened is that all of Amplerissimo’s business agreements with its one supplier and two customers were set up well before Amperlissimo ever considered that it would become an SEC reporting company and that it had to meet the above requirements to recognize revenue.  In order to address this issue, we have taken, are taking and will in the future continue to take the following actions:

1.
We are currently working with our new auditor to obtain the documentation needed from our supplier and two customers.  Our SEC legal counsel is monitoring this entire process for us to make sure we do everything we need to do to supply all information necessary to recognize revenue under the above GAAP requirements and that the auditors are supplied with all information requested on a timely basis.

	a.	All confirmations are being sent out directly by our auditor to our clients and vendor and are being received back directly by the auditor from these clients and vendor.

b.
We are not aware of any disputes with either of our two customers concerning amounts billed to date, neither has raised any objections to date and in fact some of our invoices for services render to them have in fact been paid, as described below.

2.
We have put in place new procedures under which we will assure that all agreements entered into with either suppliers or customers provide that they will provide and we will obtain all information needed to recognize revenue under these new agreements in accordance with the GAAP requirements set forth above.